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                   Filed by Board of Trade of the City of Chicago (CBOT)
                   Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

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The following is the transcript of a meeting conducted June 8, 2000 that is currently available to CBOT members and membership interest holders on audiotape

                             CHICAGO BOARD OF TRADE
                  TRANSCRIPT - LESSORS MEETING - JUNE 8, 2000

Chairman Brennan:   Well, good afternoon; maybe we could get started.  I would like to first of all, welcome everybody.  Thank you for
                    coming.  I know it's an awfully nice day outside.  I
                    appreciate you taking your time to come in and listen to us and maybe get some of your questions answered or hear more about the Plan.  I would also like to welcome - there's a
                    number of members that are listening on our MemberNet - so, welcome to them.  By now, you certainly all have received
                    the information that we sent out - our Restructuring Report, the ballot documents, some Q & A.  The Board of Directors
                    overwhelmingly approved - the materials you got the Board of
                    Directors overwhelmingly approved.  The Restructuring Report was unanimously accepted by the Board, the ballot was
                    overwhelmingly approved by the Board -- I think there was
                    only one vote against.  The purpose today is to answer some more of your questions.  A number of you, I know, listened either on MemberNet or were at the previous open meeting,
                    but we thought we'd give another opportunity to maybe
                    discuss some of the issues.  Just as a brief aside, I think many of you are aware, but maybe many of you aren't, the
                    Chicago Mercantile Exchange this week overwhelmingly
                    approved their for-profit ballot 98.3%.  That's a membership organization very similar to ours that has recognized the
                    need to change, the need to embrace the future and embrace the change.  Not that we have to do everything that the CME does, but I think it's a little indicative of how the world is going.  When we started this process, really, there's one driving force in this.  That change is obviously quick, it's still happening fast, the rate of change is increasing, the idea of a Restructuring Plan like this is to be able to face that change, face the competition and put the ownership of this Exchange into your hands, the members' hands.  Today, you are not owners, you are members of an association, but you are not equity owners in the business.  None of us are.
                    The object of this is to put that ownership in the form of stock in your hands.  Right now we have a simple program and after that there will be time for questions and answers.  I would hope that you would hold your questions until the end of the program.  I would like to introduce right now Veda
                    Kaufman-Levin.  She is a member of our Board of Directors.
                    She's the Chairperson of the Lessor Committee.  Those of you
                    who know her, know she's full of a lot of energy and she's really taken this job on and has done a great job with it.
                    She's run with it, she's got her committee all lined up up here, which is I think the first time I've seen a committee
                    100% in attendance come to the meeting and sit up in front.
                    It's good to see that your leaders are sitting here and
                    willing to face you face-to-face.  Veda's a member of the
                    Implementation Committee.  She's been a member of the
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                    Board since the beginning and I'd just like to introduce
                    Veda now. (applause)

Ms. Kaufman-Levin:  Thank you for joining us today.  I know many of you who are here and for those of you who I don't know, I'd like to introduce myself. I'm Veda Kaufman-Levin. I am Chairman of the Lessor Committee. I am a member of the Chicago Board of Trade Board of Directors and I've been part of the Exchange community for 25 years, both as an owner of Chicago Board of Trade seats and the Chicago Board Options Exchange seats. I was a market maker for three years down on the floor of the CBOE. I was a partner for 15 years at Kidder, Peabody in their Institutional Options Department. Currently, I work for the Investment Banking firm of Lazard, Freres, running their Institutional Options Department here in Chicago. Members of the CBOT who are lessors and lease out their seats as I do, and as many of you do, have a critical stake in the future of this Exchange. Reaching out to you is vital to the success of the restructuring effort, so I'm pleased that so many of you came out here today. Ask questions - and I hope when you go away, you will have an understanding that our restructuring initiative will allow us to better position ourselves to meet and to beat the competition. As lessors, many of you have not visited the trading floor in a long while and are, therefore, not privy to some of the white noise of the jungle. Let me give you some background on the serious state of affairs of our industry.

                    Canter Fitzgerald has formed e-Speed - a direct competitor for many of our products. They recently signed a deal with eight on-line brokers to offer electronic trading of fixed income products. Volume may be negligible today, but they are a lethal competitor with a state of the art electronic cash and futures marketing platform, huge cash reserves and a multi-billion dollar market capitalization. Our member organizations are becoming our competitors. BrokerTec is backed by 14 of the largest U.S. and European investment banks - seven of which are our largest member firms. BrokerTec shareholders provide 1/3 of all CBOT fees and order flow. OTC markets have grown 2500% since 1990. Open outcry volume has been decreasing. Electronic trading is expected to account for virtually all overseas trading in the very near future. Other exchanges are aggressively modifying their ownership structures. The Merc gave a resounding 98% "yes" vote to restructuring this past Tuesday. NYMEX which is scheduled to vote June 20, is also expected to vote resoundingly "yes". Paris, Amsterdam and Brussels exchanges are merging to form Euronext and the ECN Archipelago acquired the Pacific Exchange. A "yes" vote on restructuring shows the financial world in Chicago, in New York and globally, we understand the
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                    change is here. We are changing our business model in this new environment. A "no" vote shows what the skeptics and the press have always said about us: that we cannot and will not rise above petty internecine politics. The disgust of the financial community will be the sigh heard round the world. The trading world needs and wants the CBOT, but only on competitive commercial terms. The days of our industry and our competitors deferring to CBOE timetables and plans are long since gone. We can recognize this now and act or we can refuse to accept this new reality, denying that our industry making better use of technology and better business models are moving beyond us. The proposed restructuring offers us an inviting solution with real promise to restore our competitive preeminence. Demutualization into two independent companies will bring an end to our political approach to business decisions, putting the onus on a dynamic CEO and an energetic Board of Directors of each company to live by the same rigorous and unforgiving business discipline that drives our competitors who threaten our franchise today. This focused approach offers the possibility of keeping open outcry for as long as it is viable and I believe that's many, many years to come. It also gives us a direct stake as shareholders in a competitive, electronic trading company. Our plan is very solid. The Restructuring Report was overwhelmingly approved by our Board. The Allocation Report also overwhelmingly approved by our Board, is based on exhaustive, impartial and comprehensive study. I know all too well that the major issue among lessors is the CBOT exercise right. Protecting this right has been the unalterable position of the Restructuring Task Force and the Board of Directors since the beginning of this effort almost a year and a half ago. The opinion of the Board's legal advisors says that the Plan does indeed protect that CBOE exercise right and John Stassen from Kirkland & Ellis, our outside counsel, in just a few moments, will more fully vet this issue. We are all aware of the areas of dissension. We know that there is great desire for clarity and certainty on these issues. Clarity, we hope to give you today. Certainty is an imponderable. I want you to know that as a member of the Implementation Committee, a committee comprised of representatives of all the constituency of this organization, we discussed, we debated, we argued, the various issues. The conclusions that we came to adopt at those positions were most fair and most reasonable to all parties, our current members and our future investors - our current members and our future investors. Let me assure you that we have excellent, excellent advisors. I've been associated with an investment banking firm for many years. I've seen the best and brightest and I've seen the not so wonderful. We have good advisors. We have tremendously capable attorneys. Lots of them, lots of
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                    them. At moments like this, let's remember we're paying top dollar for their advice. Our organization is filled with the best bean traders and the best corn traders, the best bond traders. But many of you have little or no experience or knowledge about investment banking or securities law. Now I've heard from our leaders that we have 1,402 CIO's that consider themselves experts on most subjects at any time and no better than most people on any subjects. Resist the urge to think that you are also brilliant investment bankers and wonderful security lawyers. God knows we don't need any more of those. Debate among us is a respected tradition. We should and must debate these issues, but we must resist the temptation to pick apart the various elements of this Plan. There are groups today working to defeat restructuring, shackling the e-company to our old structure by inserting any number of requirements in the Plan contrary to the advice of the professionals who are ultimately responsible for marketing this new company to the street. Passage of this Plan shows the world we get it, we're changing. Failure to pass the Plan will prove the skeptics right - that the CBOT cannot and will not rise above petty politics and myopic thinking. We believe our very survival depends on moving in the direction opposed by restructuring, the sooner the better. We think a narrow, narrow, narrow window of time still exists for us to change and to move into a competitively positive position. We can turn today's problems into tomorrow's opportunities. Nothing is more powerful than an idea whose time has come. Please join me in voting "yes" for restructuring. Embrace the change. Could we hold questions til afterwards? Til after we're done.

Audience Member:    until everybody's done?

Ms. Kaufman-Levin:  Yes.

Ms. Kaufman-Levin:  This will just take a moment - just hold your question.

Audience Member:    Well, we've heard all of this

Ms. Kaufman-Levin:  YES

Audience Member:    and we've heard all the - and I think everybody has one
                    thing that's primarily on their mind and that's the question whether or not the right to exercise

Ms. Kaufman-Levin:  Yes, sir, Yes sir, and we're going to be addressing that

Audience Member:    Well you did already and you indicated that uncertainty was an imponderable, that you couldn't be sure of what the result would be of the threatened litigation. I think that's foremost on everybody's mind here and I'd like to cut to the quick and let's get some solution.

Ms. Kaufman-Levin:  I understand, sir.

Audience Member:    A primary problem that you don't want any delays in getting this thing completed. So my question is, if it's really so essential that this thing be moved along as rapidly as possible, why did we not act at the very first CBOE threat and bring an action for declaratory judgment and get some finality to their threatened position, their threatening position. I don't think anybody here is going to want to vote for this restructuring if it's going to involve the CBOE telling our delegates that they can't enter the building and then ask a court order to allow us to come back in.

Ms. Kaufman-Levin:  Okay.

Audience Member:    speaks for a lot of us.

Ms. Kaufman-Levin:  Okay, and we are going to be addressing this and we're going to be addressing it right now. Let's just change the order. Mr. Stassen, could you come up and address this issue?
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Mr. Stassen:        Kirkland & Ellis has represented the Board of Trade, and it has been a great pleasure to do this, since 1931, and 27 of those years I have been coming over here and you'd think I would have gotten a decent name plaque within that time, but I guess not. I also get the hard questions. And what I've decided today, rather than give you conclusions and give you our legal advice and restate what we've already said in the various documents that have been mailed out to you concerning the exercise of right, we'll go right to the text of Article Fifth B of the CBOE Articles of Incorporation and right to the 1992 Agreement and walk you through those documents, it's going to take a few minutes, but tell you what our legal position is - (pause) That's not going to answer your questions?

Audience Member:    My question is - I happen to know that lawyers have a good base, you lawyers have a good basis for your opinion and I don't even understand all the arguments that the CBOE makes, that generates this threatened position, but I would like to know why we have not acted aggressively and have a court decide whether or nor their threat does, in fact, impose legitimate obstacle to the delegates

Mr. Stassen:        As you know, from the press, I'm sure, your Board of
                    Directors has considered litigation and has made the

Audience Member:    My name's Ron Grossman

Mr. Stassen:        Chairman Brennan wants to take the podium.

Chairman Brennan:   I really think that these are good questions, these are
                    good issues and obviously I think that is foremost on a lot of people's minds, Ron, but I think we have to afford this group the opportunity to go through what they're going to tell you and then you can have your questions, but I don't think it's fair to have a one-way back and forth here and break up the thing. Let's let them go through it - they will be brief, I promise, and then we'll save questions for later. Thank you. (applause)

Mr. Stassen:        Thank you, Mr. Chairman. I'm going to ask my partner,
                    Garrett Johnson, who's been handling major litigation for
                    the Chicago Board of Trade for many years and who has
                    defended at deposition several people I see in this room,
                    who has studied this question very carefully, studied the
                    contracts, and by the way, we've never lost a case for the
                    Chicago Board of Trade, and that's since 1931. In any event,
                    Garrett is going to take you through some of the core
                    documents. We'll be ready to respond to your questions then, but I think it's important, there has been so much
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                    misinformation, so much disinformation, and I don't know who to attribute that disinformation to, but there's a great deal of that, that we ought to go to the documents themselves, take you through them and let you understand our legal reasoning. It's going to take a few minutes, but I think it will be worth your time. Garrett Johnson, please.

Mr. Johnson:        I have not been representing the Board of Trade since 1931, but I have for 25 or more years, on and off, and John's right, I have defended a number of you at deposition and we agreed to keep your precise identities confidential. You have seen in the materials circulated in connection with this Plan, expressions as Veda mentioned, the painstaking effort that the leadership has taken with advice of bankers and counsel to structure, restructuring in a way that would preserve the exerciser right. You have also seen, in brief terms, an expression of the confidence of your leadership and the confidence of your counsel that the Plan does so.
                    John just promised that we would go through the specifics of Article Fifth B and of the 1992 Agreement and describe for you why we are so confident about that and that's what I will do right now.

Mr. Johnson
(continuing):       The right is in this CBOE Certificate of Incorporation, it provides and, I'm sorry, this is not the full text, but the full text both obviously of Article Fifth B of the
                    Certificate and of the Agreement can be available to you,
                    we're not - by selecting portions of it, and leading you
                    through what we believe to be the strength of our position, it is not our intention to hide anything from you. The
                    important points are every present and future member of the
                    Board of Trade is entitled to be a member of the CBOE
                    without acquiring such membership for consideration or
                    value. Now that's additional consideration or value. The
                    provision also provides, or lays out in language that we
                    have not selected for this slide, the basis for this and it really was two-fold. One: it was in recognition of the fact that it was the efforts of the members of this Exchange that made CBOE a reality; and, second: that in the early days,
                    it's a long time ago, nearly 30 years, expert traders from this Exchange were desired to go over to the CBOE and
                    provide liquidity and provide experienced traders to that
                    institution. And it was in recognition of both those two
                    things that the exerciser rights were created. Over the
                    course of a number of years, things changed. CBOE, among
                    other things, became less grateful to this Exchange. But
                    there were other things that changed, and as a result of
                    those changes, disputes arose between the members of this
                    Exchange and this Exchange and the CBOE with respect to what the exerciser right meant in certain previously
                    unanticipated circumstances. My understanding is that
                    leasing seats, that is the ability to lease a seat, to
                    appoint a delegate to one's seat from this Exchange was
                    first done in the late 1970's after the creation of this
                    right. That raised a question. What was contemplated there?
                    A second big question was related to the creation here of an evening trading session and a concern on the part of the
                    CBOE that someone would delegate his seat, have his delegate trade at the CBOE during the day and
                    trade over here at night or vice versa. And then there was a question whether in the event of delegation of the seat, the owner of the seat or the delegate was empowered to become
                    the CBOE member. Those were resolved in the 1992 Agreement.
                    It preserved rights both for the CBOT member and for the
                    delegate of that membership to exercise and trade on the
                    CBOE. This is a quote from a definitional provision in the
                    1992 Agreement: "eligible CBOT full member (and there's an equivalent definition for what is termed an eligible CBOT
                    full member delegate that I don't have on a slide, but is
                    available to you) that was defined to be an individual who's the holder of one of the 1402 existing CBOT full memberships and who is in possession of all trading rights and
                    privileges appurtenant to such CBOT full membership."
                    Appurtenant is one of those words lawyers put down on paper, but don't say very often. "Trading rights and privileges", that is what the owner of the Board of Trade membership has to hold, "include the right to trade as a principal and
                    broker in all contracts traded on the CBOT, whether by open outcry, electronically or otherwise, during any segment of the trading day," (taking care of the issue about the night session), "and every other trading right assigned to full
                    members as a class" (taking care of what might come in the future and was not yet known). This again is a defined term in the Agreement. In the 1992 Contract, the CBOE agreed that specifically, that the exerciser right would survive Board of Trade Restructuring under certain circumstances -and
                    here's a quote from that provision: "if the Board of Trade merges or consolidates with or is acquired by or acquires
                    another entity, the exerciser right survives if three
                    conditions are met". Let's talk about what those conditions are. Those three conditions set out in the Contract, are:
                    "that the surviving entity must be an Exchange that provides a futures market or a market in options, securities or other instruments; that the full members of the CBOT are granted membership in that survivor exchange; and that those members have full trading rights and privileges as defined in the
                    Contract in all products traded on the survivor Exchange."
                    Let's look at these three conditions. Is the survivor of the restructuring a futures exchange? Clearly, "yes", the Board of Trade will remain a futures exchange. So the first
                    condition is met. The second: Are the Board of Trades' full members granted membership in the survivor? That is also
                    "yes". The 1,402 full members existing now will be members, stockholders and members, of the surviving exchange. The
                    third condition - does that surviving membership entitle the holder to full trading rights and privileges? The answer to that is also "yes". All full members would have, with their memberships, full trading rights and privileges on the
                    Exchange. So, it's our view, through this format, through
                    this structure of the Restructuring Plan, that the full
                    members will retain their full trading rights and privileges and their CBOE exerciser rights. It wasn't designed or
                    intended to be a lawyer's trick or a technical reading of
                    either Article Fifth B or the Agreement, it was intended as well to address any legitimate concern that the CBOE might have. That is there is not going to be as a result of this a dilution of the CBOE membership either. Now since January
                    when the Plan was announced and beginning in early March
                    with exchanges of correspondence, we've had an opportunity to hear and read what the CBOE argues and what some others have argued to question this analysis. Interestingly enough,
                    CBOE, to my knowledge, has never taken issue with the
                    analysis I just went through. That is, are the three
                    conditions of the 1992 Agreement met by the restructuring?
                    To my knowledge, they have taken no issue with that and I
                    think the reason for that is simple - they can't. They do
                    raise, in a series of Q & A's that they distributed to their membership, what they claim to be, and these are their
                    terms: a technical, legal question, with respect to the 1992
                    Agreement. They cite to a different provision of the
                    Agreement that covers splitting or dividing Board of Trade memberships into two or more parts. They claim now, they are contending, that they believe that the restructuring plan
                    would violate that condition. But let's address that claim.
                    And this, we have a more complete quote from the language of the express agreement, and that's Section 2B: "In the event the Board of Trade splits or otherwise divides Board of
                    Trade full memberships into two or more parts, all such
                    parts and the trading rights and privileges appurtenant
                    thereto, shall be deemed to be part of the trading rights
                    and privileges appurtenant to such Board of Trade full
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                    memberships and must be in possession of an individual as
                    either an eligible Board of Trade full member or an eligible
                    Board of Trade full member delegate in order for that individual to be eligible to be an exerciser member." Now that's the provision that the CBOE has raised. What does that provision mean? In our view, and this is a strongly held view going back many months, including in advance of CBOE having raised this, it does not mean what CBOE says. It does not mean that restructuring would be the equivalent of a split of the membership. We can give you a specific example of what it does mean. If the Board of Trade created separate trading rights for electronic trading and allowed full members to lease those rights while retaining the rest of the membership, any full member who did that, that is who so leased those separate rights, could not exercise at the CBOE. That's what we believe that provision to mean and we believe that the CBOE, in 1992, believed that provision to mean just that. And the reason for that is that in the 1992 ballot materials, now these are the materials that went out with the Board of Trade ballot seeking membership approval here for the Agreement with CBOE, but these were materials that were approved by both Exchanges before they were distributed, those materials state, and I quote: "Question:
                    regarding GLOBEX, must the GLOBEX screen trading right be in the possession of the CBOT full member in order for him to exercise on the CBOE?" And the answer is "Yes". Now that's exactly the example that I gave in the previous slide. That is, it was a creation of a separate trading right that by regulation at the time, was separately delegable. Under the agreed understanding of the 1992 Agreement, separating those two would have meant that the owner or delegate could not exercise the CBOE exerciser right. Why is that different from what we're looking at? In part it's different because it was agreed to be different in 1992. The 1992 Agreement dealt with trading rights, not with ownership. Our understanding, while they've not yet asserted this, our understanding, and this is based on some questions from members here, is that they might assert that a full member's sale of stock, some or all of the stock in the electronic trading company, would violate the 1992 Agreement. There isn't any basis in the 1992 Agreement for that. The 1992
                    Agreement deals on its terms with trading rights and focused in its negotiation, on disputes over the trading rights.
                    Again, in the ballot materials in 1992, this is addressed directly and explicitly: "Question: will Ceres Trading LP interests also be subject to the Exercise Agreement? Answer:
                    No. The Ceres Trading LP interests are not trading rights or privileges and, therefore, are not subject to the Agreement.
                    Once again, this Q & A was approved by the CBOE in 1992 before it went out to the membership of this Exchange. And what those two sets of Q & A's do, in our view, is demonstrate the clear difference that was understood in 1992 between a split of the trading rights and split of ownership or division of ownership. After all, Board of Trade members received ownership, limited partner interests, not stock, but limited partner interests in series and the CBOE and the Board of Trade understood at the time that that did not negate the exerciser right. So, in our view, the CBOE is wrong. They're wrong in what they have said directly and they are wrong, if what they raise is what we have heard from background rumblings and questions from the memberships. There is no split of the memberships that will occur. No split of the trading rights will occur either.
                    Full members after restructuring, will still have all trading rights and privileges that they are required to have in order for the exercise right to remain effective. And moving the Board of Trade's electronic trading business, part of which is now in Ceres, part of which is not, to a new Delaware corporate structure, is neither a split of a membership or a split of the trading rights. And so in our view, we have a very strong position that we, that is the Board of Trade, should prevail and preserve the exerciser right in the event that restructuring is passed. Now, let me pause here and make explicitly clear what I think has been clear. I have been discussing in this analysis the full restructuring plan, that is why after full restructuring, we believe that the exerciser right will be preserved and will still exist. We could go back and parse that for the first step of the analysis, but if you followed me through this analysis, you understand that for the first step of the analysis, there is essentially nothing that we have heard that the CBOE could argue that implicates, that has any implications for the trading right at all. The first step is going to be described to you in more detail by my partner
                    Joe Gromacki, but it is essentially a move to Delaware and it will have no remote connection with a split of the membership and it will have no remote connection and no impact at all on the trading rights.

Mr. Johnson:    Mr. Chairman do you want to take questions now on this subject or do you want to wait until the end?

                    [Pause]

Mr. Gromacki:       Thank you, Garrett. What I'd like to do here today is to
                    give you a very brief overview of Step 1 of the CBOT
                    Restructuring.

Mr. Gromacki:       (continuing) Today, the Chicago Board of Trade is an
                    Illinois special charter corporation subject to the Illinois
                    Special Charter Not-for-Profit Corporation Act. As such, it has a somewhat unique legal status. After Step 1, the Board of Trade will continue to be a non-stock, not-for-profit corporation. However, instead of being organized as a special charter organization here in Illinois, it will be organized in Delaware. There are three legal actions which are required in order to effect Step 1 of the restructuring.
                    And these are the things that are submitted to you for your approval in the first member vote. The first is an election by the Board of Trade to accept and be governed by the Illinois Not-for-Profit Corporation Act. That is the Act which currently governs the Chicago Mercantile Exchange. The second is a technical amendment to the special charter to add certain provisions that are required under the NFP Act.
                    The reason for electing the NFP Act is to facilitate the third part of Step 1 of the Restructuring which is the reincorporation merger of the Board of Trade into a newly formed Delaware non-stock not-for-profit corporation. These are three separate actions. However, you're being asked to vote on them pursuant to a single integrated ballot because the Board of Trade wouldn't pursue these steps independently without pursuing all three. They have the combined effect of moving the Board of Trade from Illinois to Delaware.

Mr. Gromacki:       (continuing) What is the impact on the Board of Trade?  The
                    Board of Trade's current special charter and rules and regulations will be replaced by a new charter by-laws which will incorporate substantial portions of the current rules and regulations. The special charter will no longer exist.
                    However, all of the members and membership interest holders will continue to have a membership or membership interest in the Board of Trade. You'll have a corresponding class of membership or membership interests in the Delaware
                    Reorganized Board of Trade.

Mr. Gromacki:       (continuing) What is the impact on members? The objective in structuring Step 1 of the Restructuring was to substantially replicate to the largest extent possible all of your current rights and obligations as members and membership interest holders. And that is what has been accomplished by the structure of the transaction was it's being submitted to you for your approval. Your rights and obligations will be substantially similar in all material respects to those that you have today. There will be some changes as a result of moving to a different state. Some of these changes arise from the desire to modernize and streamline some of the corporate governance features of the Board of Trade in a manner consistent with the overall Restructuring Plan and others are simply the result of the application of a new body of law to the Board of Trade. However, as the ballot materials describe in more detail, all of your key rights have been preserved. The voting rights of fulls and AMs have been preserved. The liquidation and dissolution rights of all classes of members have been preserved. All of the trading rights and privileges have been preserved. All of the terms and conditions of membership are also preserved.
                    Even your governance structure will carry over entirely in the new organization in Delaware. The same officers and the same directors will continue to serve for the same terms.

Mr. Gromacki:       (continuing) Earlier I said that there are some differences.

                    What I'd like to do is just take a minute to highlight what these differences are because they are important.

                    The most important difference is that as a Delaware organization, the Board of Trade will have the ability to elect for-profit status. That is essential so that it can distribute stock in the new companies to the members. Delaware is one of a relatively small number of jurisdictions in the United States that allows a corporation to do this. You can do it either by merging into a for-profit corporation or by amending your charter to provide that you can issue stock. There are some other changes.

                    Delaware law does not really recognize a special ballot. So the special ballot will become a proxy ballot.

                    Also, the petition process that you have currently is not expressly recognized under Delaware law. However, we have gone to great pains to replicate the petition process in the Delaware organization. It will be called something a little different. It will be called proxy voting at special meetings called by a certain quorum of members, but it will vest the same authority in the members that you have today.

                    Lastly, because Delaware law sets forth more detailed requirements, in terms of which rights should be set forth in an organization's charter and which rights should be set forth in the by-laws or rules and regulations, some of your rights have been basically moved from the rules and regulations and placed into the charter. Charter amendments, in Delaware, as in Illinois, require both Board and Member approval. This is a technical change as a result of the application of Delaware law. However, notwithstanding these differences, members rights will be substantially similar in all material respects. All of these differences have been described in detail in the ballot disclosure that has been distributed to you.

                    Lastly, I just want to touch upon the approval process for Step 1. On May 16th the Board of Directors overwhelmingly approved Step 1. The next requirement is membership approval. As I said before, although Step 1 as a technical legal matter consists of three independent steps, the Board of Trade wants to take all of these steps together and so these are being submitted to you pursuant to a single ballot. As a result, we have combined your special ballot with a proxy vote on the third part of the restructuring. The required approval is two-thirds. This is set forth by statute. Step 1 is described in great detail in the ballot disclosure that has been distributed. Certain aspects are also described in the Restructuring Report. You should review carefully all of these materials before you vote, but as we've said Step 1 is an important step. By moving the Board of Trade to Delaware, the Board of Trade will exist under a more flexible and well-developed body of law which will enable it to pursue its strategic goals, including the restructuring. Thank you.

                    I don't think CC needs any introductions, but for those of you who don't know CC, CC Otum wants to say a few words.

Mr. Otum:           Thank you David. First of all, I'm delighted to be here
                    today and I'm equally pleased to be able to reunite myself with so many old friends and former associates. I know that it goes without saying that each of you who are in attendance and those of you who are listening by way of MemberNet today realize how critical the issue of restructuring is, not only to us as members, but to the institution. I stand before you as a member lessor who has shared every emotion, every doubt and every concern that you might now be experiencing. For months I've tried to analyze, quantify and rationalize this Herculean proposal. I have also tried to understand and to accept the attendant changes. The more I analyzed the proposal, the more I vacillated as to my conclusions. As I continued to flip flop, I began to understand better a quotation that former
                    President Harry Truman was fond of citing. He liked to say that he wished that all economists had only one hand so they couldn't say "but on the other hand". Of equal importance also is the fact that I could not envision the evisceration of an institution that had served its members and the world so well for 152 years. But my ambivalence truly accelerated when I began to debate against myself the pros and cons of my own personal wishes and preferences against those issues that might need to be championed by the Lessor's Committee.
                    It was at this point that I decided that the only things that were in the middle of the road were dead animals and yellow stripes. Without further explanation, let me affirm and attest to each of you that I totally and wholeheartedly and without hesitation support this restructuring effort. In keeping with the support, I wholeheartedly support the first issue on this issue. You might ask "Is this a perfect plan?"
                    Of course it's not. But this is not a perfect world. But this is a damn good plan. You might ask also "Is this plan going to satisfy each member?" Of course it's not. As you're well aware there are those of us who would probably vote to close Christmas Day if we had a choice. What this Plan does give each of us is a tremendous opportunity to share in a limitless revenue stream that will be created by increasing our capital base and enabling us to be a significant competitive force in world markets. Changes in international derivatives trading are occurring at warp speed. Advances in technology are rapidly supplanting the need for traditional derivatives exchanges. We can either embrace these changes or risk oblivion. Nevertheless, you must remember that adversity can be a breathing ground for opportunity. Time, financial considerations and competitors are not our allies. There are a host of focused technologically savvy, well capitalized entities that are poised to try and capture our market share and plunder our existing contracts. As we speak today, the Chicago Mercantile Exchange and the Pacific Coast Stock
                    Exchange have received initial SEC approval and are poised for an upcoming IPO. On an international scene, traditional futures exchanges as well as securities markets in New York, London, Tokyo, Frankfurt, Sydney and Singapore have either instituted de-mutualization or appear to be in serious consideration of such. However, these facts and situations need not be seen as negatives. They should be seen as a clarion call to unify the membership and to allow the Board of Trade to not only survive, but to elevate itself back into the rightful position of being the premier derivatives exchange in the world. This plan provides for these contingencies. There are numerous contentious issues such as CBOE exercise rights, member fee preferences, other things upon which there needs to be debate, negotiation and resolution. Passage of this first vote promises a natural process and a forum for resolution of these issues. Let us use our previous successes as a springboard and as a cornerstone for future greatness. Please join me today in realizing this greatness by casting a "yes" vote. Thank you.
                    (applause)

Ms. Kaufman-Levin:  This concludes the formal part of this presentation.  I would like to introduce the Lessor Committee which is up here and that's consisting of Chuck Bloomfield - could you stand up - could the Lessor Committee stand up: Chuck Bloomfield, Norm Friedman, Bill Fritz, Sid Hamper, Larry Israel, Bill Power and Lou Skydell and most importantly, Nancy Binyen. Those of you who have questions that are - Nancy, stand up. Nancy's my twin. For those of you who have questions or issues that are important to you as lessors, please feel free to e-mail or call or fax Nancy and call or fax members of our committee. We're a good committee, we want to serve you well and we look forward to your questions and comments. If you have questions or comments relative to restructuring, Carol Burke, our inside counsel, has said that she will take those questions so that they are answered correctly and directly to your questions. We're here to help you, to be your representatives, and to help you understand this whole restructuring process. I'm going to let Mr. Brennan handle the Q & A now.

Chairman Brennan:   Thank you Veda.  Well, there you have it.  It was pretty
                    brief. I know I promised to be brief. I expect there are a couple of questions out there, so I'll entertain them and we have the answers for you, I hope. Mr. Tox.

Audience Member:    Would it help to answer Ron Grossman's question.  This is a rumor, I
                    don't know this to be fact, but I heard that the Board was within an hour of voting to go to court when the CBOE called and restarted conversation.

                    (Lost part of conversation beginning of tape 2)
                    .....court, weren't we about to sue?

Audience Member:    I would say that certainly had a lot of discussion at the
                    Board. It certainly was an option and it probably the lawyers will tell you still is an option. But, I don't know if that answers your question, but there have been discussions at the Board.

Audience Member:    I was trying to help Ron.
Audience Member:    Ron, I'll give it back to you.

Audience Member:    There was some comment that the first step vote won't in any way impact on exercise rights.  I think you said that Mr.
                    Johnson?

Mr.  Johnson:       Yes.

Audience Member:    Has the CBOE agreed that that's true? (Laughter)

Audience Member:    I'll answer that.  You want me to answer that?

Audience Member:    Yes.

Audience Member:    The answer to your question is no.

Audience Member:    Then let me ask once more for the 3rd time.  Why has not the
                    Board of Trade gotten a bulletproof answer to this question by seeking a declaratory judgment? I mean if it was so essential that we move this thing along as rapidly as possible, why did we not get some assurances that we aren't going to be cutting our throats by doing this?

Chairman Brennan:   Well, I'll let the lawyers explain.  The process that that takes and the time that might take and what kind of process that is, but that was one of the options that the Board discussed, but we feel very strongly as you have heard today, because we are taking this two-step process, we thought we would give the process of our talks with the CBOE longer time before we had to do something like that. As you have heard today, that this vote really just puts us from Illinois to Delaware. It puts us in the exact place that the CBOE is today. They are Not-for-Profit Delaware
                    Corporation. Chuck. Hold on one second, you want to follow up?

Mr. Johnson:        Let me just add that along the lines that the chairman
                    mentioned in terms of timing. One of the problems with filing suit is that people are now saying that the Microsoft situation will be still after the end of the trial - years before resolution. That may or may not be true but it is true unfortunately my business, the litigation business, that it sometimes takes an awfully long time and that is certainly one of the unpredictable aspects of taking an aggressive litigation course as you described, is that it would in the most optimistic of circumstances, take a very long time to get through a trial court and even after getting through the trial court, there would be a cloud as it were because of the possibility of an appeal.

Audience Member:    Would it involve an evidentiary hearing, do you believe?

Mr.  Johnson:       Well, let me relate that to your other question and that is you asked whether the CBOE had agreed with our position on Step 1, which we believe is obviously correct. And they have not agreed. They have not disagreed. It is not in their interest as the other side of an adversarial negotiation, if we can describe it that way, to give us something for nothing. And I think that implicates a whole bunch of other aspects of this as well and that there are negotiation and leveraged aspects of the differences of opinion between the exchanges.

Audience Member:    If we go ahead and the CBOE tries to get heavy and lock the doors to our exercisers, then what do you suppose would be the ensuing result?

Mr.  Johnson:       I don't think that any of us doubts that that would lead to litigation.

Audience Member:    And then, how would that impact on us pursuing the
                    restructuring?

Mr.  Johnson:       You mean Step 2?

Audience Member:    Yes.

Mr.  Johnson:       I think at that point, we would probably have to resolve
                    that issue.

Audience Member:    Would it not be in our interest to resolve the issue now
                    rather than spend all the time and effort in Step 1? Before we pursue Step 1, to resolve this issue now.

Chairman Brennan:   I think that the first step is such a technical move and
                    the Board thinks that this is such a technical move, that the timing of that, we'd rather go get Step 1 done and allow amicable talks to proceed.

Audience Member:    But, David in the meantime, we could have this judicial
                    process beginning to come to conclusion and not have to start all at once.

Chairman Brennan:   You are right.  It could begin, but I don't know where it
                    ends. That time frame, we are not in control of. It is in the courts.

Audience Member:    But on the other hand, it doesn't seem to me that this would be a case that would involve a long protracted evidentiary hearing like the Microsoft case is. I don't think there is any dispute as to what the facts are. It's an interpretation, it's a matter of law, not a matter of fact. It's an interpretation of the agreements and how they impact. Not what they are, but what they mean and those are questions of law that would not require an evidentiary hearing.

Mr. Johnson:        I agree with you, that would be our position. What I tried to say, but not as directly as I should have is we have no assurance that our opponents in the litigation as you describe it, that is the CBOE, would agree with us that no evidentiary hearing is needed. They might well choose to seek to draw things out by turning it into an evidentiary case. Chuck.

Audience Member:    It is obvious that our counsel thinks our position is very strong. Obviously, they have some position in this. I guess the question is we feel there is some validity in their position because we are negotiating with them. Is there anybody here that is at liberty to tell us what their proposal is from the table?

Chairman Brennan:   There have been discussions back and forth since March.
                    Our bankers have met numerous times. There is no concrete firm proposals unlike that you read in the newspapers.
                    There has been concepts discussed, but again discussions are underway and the bankers are still currently meeting. They are meeting this week.

Audience Member:    Thank you.

Chairman Brennan:   Yes sir, you had your hand up.

Audience Member:    Hi, I'm Jack Fahey.  I'm a member on the CBOE for the last
                    20 years and I cornered a member of the CBOE Board yesterday and point blank said if we go with the first vote, would that cause the rights problem. He said it's his understanding that unless the rights are split up that at that point it becomes a problem. So at this point, he doesn't see it, but he's basically speaking off the record.
                    I could mention names, if necessary, but the situation is, he feels, unless it is split up, they have no argument and it's better to get something go ahead now and see what happens versus like CC said lay dead in the road and get
                    100% of nothing.

Chairman Brennan:   Thank you.  Lee Stern

Audience Member:    Thank you.  I've had conversations with Mr. Brodsky, who is a good friend of mine, within the last 2 or 3 days. This meeting really and the first step is the most important step we have to take. I didn't hear, and correct me if I am wrong, but my understanding is under the Delaware charter, it takes 51% on certain votes as opposed to two-thirds. Is that correct?

Chairman Brennan:   Yes.  It is very correct to say that once you are a
                    Delaware corporation, the vote that would be required to change your charter to provide that you are for profit would be a majority vote, not a two-thirds vote.

Audience Member:    Alright, here is my comment and here is the point that I
                    want to make and I may be risking a friendship. There was no confidentiality in my discussions. The concern of Mr.
                    Brodsky and apparently at the CBOE who are running the show is that if we vote for our first ballot on June 28, then it would only required 50% of the membership or 51% of the membership to approve the second stage and at that point and time, they feel that we would be in violation, there would be a lawsuit, etc., etc. So it seems to me that their interpretation is as this gentleman just mentioned, was that they are trying to kill the first step, they are trying to do it in the newspapers, they are trying to do everything they can to stop that first step. The first step is the most important step as far as we are concerned. However, there is no one in their right mind, including, I think our chairman, who would say we would go ahead with the second step without having some sort of understanding as to where we lie and where we will be with the CBOE in regards to the problems we apparently have now. Why they are trying to stop us, why are they trying to dictate to us to stop us from doing the first step is beyond the realm of imagination. I don't think there would be five votes for the second step if we didn't have the knowledge of what the second step meant in regards to our relationship with CBOE.
                    I say vote for that first step. If we don't vote for the first step, we are just playing into everybody's hands that would like to see us fail. (Applause). I think that it is most important that we vote for that first step. Going with that Mr. Chairman, I understand that we are in negotiations now, our banks are negotiations now, we can continue negotiations, the membership can show that we are behind what we want to do. We do the first step, continue those negotiations, and if necessary as I told you and I told
                    Brodsky, we'll lock the both of you up in a room somewhere close the doors and say, you're there until you come out with a deal.

Chairman Brennan:   I'm ready for that.  (Applause) Thank you.  Yes sir?

Audience Member:    Mr. Johnson, If we were to do an IPO after this first step and it was voted on by 51% of the membership. Would the CBOE have some kind of argument? I mean, because we would be diluting or don't you think we would be diluting the Board of Trade seat?

Mr.  Johnson:       That is really a good part of the analysis that I tried to go through and the answer is no. Following that step that is beyond the 2nd step even to the IPO of the electronic entity that is following it's creation in the moving of the electronic business all under that umbrella. Even with the IPO in our view it doesn't disturb the fundamental of the 1992 agreement or of the exerciser right because all of the trading rights and privileges remain with the membership at the Board of Trade. Maybe I wasn't clear enough, but that's what the analysis was intended to show that is what our reasoning is.

Chairman Brennan:   Nick.

Audience Member:    I thought that was an excellent discussion you made of the issues but I would like to revisit this issue about member who owned both EBOT stock and [unintelligible] stock who sold his EBOT stock and I'm not so sure that there is as strong a case is there is for step 1 that there would not be a problem with the invalidation of the exercise right. Now
                    I understand your argument that the EBOT stock does not involve trading rights but I think if you look at 2B which I know you have many times, its says if the Board of Trade divides its self into two or more parts all such parts shall be deemed to be trading rights and privileges in other words as you know assumed so there is not an argument there. You cannot simply make the argument well the EBOT stock doesn't involve trading rights, because of what the paragraph says if you put it up on the board again (I guess members have it in their packet) it says that each of the parts shall be deemed to be trading rights and privileges. Now that is the EBOT argument you know I've heard your argument. As far as I'm concerned both sides have some cause to make, but that is why there's some legal uncertainty here. So I guess my basic point is that I certainly agree with you on step 1 that we are definitely on solid ground and there is no problem there. I think there is a possibility that if a member sold his EBOT stock and therefore no longer held both parts there could possibly be an invalidation of the exercise right. Now from my point of view as a member I don't consider that necessarily a problem. I can hold both parts if I decide to sell one part because it is at a high price I could see the cost benefit analysis if selling one and foregoing the exercise right it's therefore within the members control, so that is my thought on it it is basically that I doubt and even from what you're saying I don't think you're entirely you said, you considered the sale of the EBOT stock issue to be one in which you had a strong position, but I don't think it's as strong or you do not feel it's as strong of a position as you have on the step 1 of the restructuring.

Audience Member:    I don't want to undercut our confidence in our position
                    overall by drawing that (can't get the rest two people are talking)

Audience Member:    And I don't either (unintelligible)

Mr.  Johnson:       Step 1 should be no problem.  Even an arguable problem.

                    The argument that you expressed is the one I tried to address in the 2nd part of the analysis. I'll just make a could of comments without going over it. One you cited to the provision but the provision doesn't talk about splitting the exchange it talks about splitting or dividing the memberships and that's an important difference in our view. We take a lot of comfort from the distinction that was draw in 1992 between the way the trading rights that were indicated by the situation back then and the ownership interest in series that was talked about in terms of the LP interest was handled in those agreed Q & A's. We think, and that's why I went through those, that's a very strong support for our position that the 1992 agreement really was intended to and did address trading rights and not ownership. This is another way of repeating what I had said earlier in the analysis. In saying all that, I don't mean to suggest that it is not an argument that they will likely make and they will make it with a straight face and I'm sure with talented lawyers behind them.

Audience Member:    That being said, the only thing that I would suggest is to make, if possible, a full scale effort to update the 1992 agreement to provide some certainty with regard to these issues. I know you've been working the last two months with regard to a merger that to me seems to be a much more global issue with many things involved as opposed to simply directing your energies to providing some clarity with regard to the 1992 agreement.

Mr.  Johnson:       I guess I would say with many respects a third party
                    observer to this process, I don't believe that the effort to achieve certainty with respect to the implications of restructuring for the exerciser right as been undercut at all by the attention given to other aspects of either the restructuring or the merger discussions with the CBOE. My observation is that they've all gotten the attention they deserve but it's certainly the case that CBOE is not showing any indication to do us any favors.

Chairman Brennan:   Yes sir?

Audience Member:    My name is Wally Roberts and I've been asked to read a short note from a good friend of mine Corky Isen(?) Who is unable to be here today (a 50 year member of the exchange).  It is address to Mrs. Levin and Mr. Otum.  My inability to be at
                    today's meeting prompts the writing of this letter.   I hope
                    that answers will be forthcoming to explain why we're being asked to participate in a vote who's outcome would appear to be to trigger a lawsuit.  Prudence would dictate that the
                    issues be address and resolved.  I'm in favor of the
                    restructuring plan both as a long time member and a lessor except (underlined) for the unanswered questions revolving
                    around the exercise rights to the CBOE.   Our Board of
                    Directors I am sure have been well advised by their attorneys as to the strength of their position, so too, it is apparent have the Directors of the

                    CBOE regarding their position. As a trader I've always lived by the maximum of determine what can not possibly happened then protect against it. The risk of losing our exercise right is to large and the consequences devastatedly expensive. It appears fool hearty even arrogant to proceed with our vote until all efforts to resolve the issue have been made especially while merger negotiations are in progress. I for one will need convincing that it is in the best interest of the membership as a whole and lessors in particular to proceed with this vote as it appears now without resolution of the exercise issue I would have to vote against the proposal and urge all other lessors to do the same. (Applause).

Chairman Brennan:   It is too bad that Corky couldn't be here because I think
                    at the beginning of that he said that he hope that some of his questions would be answered. I think they were answered, but I respectfully disagree with the 50 year member.

Chairman Brennan:   Jake.  We have limited time here Jake.  (Laughter).

Audience Member:    I didn't bring anything written so (you have it memorized
                    who are you kidding) (more laughter).  I want to respond to
                    Lee because I thought he brought up a couple of very
                    important points, but as Veda said, we have 1402 CIO's,
                    COO's, CEO's, Chefs, Cooks, and Bottle washers here and
                    we've lived with that for all the years that we've lived
                    with that.  There are lawyers here there are people who have made their livings in all kinds of other businesses.  I
                    don't think that any of us are asking these questions
                    because their not debatable legally I'm asking this
                    questions and people are asking these questions because we have a hell of a lot at stake and the fact that there
                    debatable is important and [unintelligible] and that leads me to Lee's issue.  Lee says we need to make a statement.
                    Ron says, we need to get some certainty.  I don't believe
                    that the CBOT intends on suing us.  The CBOT is going to
                    lock out one person or as many as it wants it's going to
                    make us sue them.  I think that if we do not demutualize at this point in time they do not have anything to talk about.
                    We can then resolve the issue either legally or through
                    negotiations but they have nothing to stand on.  Then Lee
                    said, lets do step 1 he's right everybody said here its
                    technical, but step 1, if it's only technical, we don't have to do it now.  Lets do it 30 days before step 2, if it is
                    not technical if there is something more involved like going down from 2/3 to 1-1/2 before we have any of the
                    information about step 2 and by the way is Kearney here
                    anymore?  I understand that Kearney no longer represents us or work for us.  Is this true?  But if we don't get the
                    information that Kearney is supposedly has been working on that we trotted out to great salesmen whatever I believe we no longer have a relationship with them.  If step 2 is the important issue and this is a technical issue what are we
                    doing here?   Then lets get the technical issue, if you want
                    to send a message to the world send a message to the world change the governs(?) to the Board of

                    Trade tomorrow. If you bring up a vote to the members here to change the governing to imitate to mimic a corporate structure having a strong CEO, having a smaller Board vesting the authority in that CEO. I guarantee you it will send a stronger message to the world out there than this technical issue and the tip toeing around are exercise rights and on what step 2 is going to be all about and whether it should be 2/3 or 1/3. Lets get on to the job that we need to do, we all want to change the govern structure, lets change the govern structure without putting things in doubt.

Chairman Brennan:   Well a couple of comments, with all due respect Jake we
                    have tried on numerous occasions I think we tried with Booz
                    Allen, I think we tried it many number of times to change.
                    You have to embrace the change, you have to change your govern structure in order to change. Step 1 (you are correct) is a technical move it is because of our age that we need to take two votes because we have this special charter. You can't vote on step 2 a month after step 1.

Audience Member:    Sure you can.

Chairman Brennan:   No you cannot.

Audience Member:    Why not?

Chairman Brennan:   I'll let the lawyers answer that.  Those SCC(?) filings
                    there is IRS,


Audience Member:    Why we can't have step 1 30 days before step 2 45 days.

Mr.  Gromacki:      I think that there are a number of reasons why step 1 is
                    important to the Board of Trade. Step 1 takes you out of a very unusual box that you're in in a sense that you are a special charter organization with a lot of ambiguity surrounding your legal status. Step 1 in and of itself moves you to a jurisdiction where whether you pursue this restructuring plan or some other restructuring plan or some business combination with some other entity you've created greater flexibility.

Audience Member:    Joe, with all due respect can we have that vote 30 or 45
                    days before step 2?


Mr.  Gromacki:      I think you could structure a transaction where the vote
                    could be closer to the step 2 vote. I don't know how close you can make it to the step 2 vote.

Chairman Brennan:   Jake.  He can't answer that because you have to get a
                    ruling the SEC ruling. It took the Merc(?) 4 months by the time they filed with the SEC(?).


Audience Member:    I understand.

                    Step 2 involves the SEC.

Chairman Brennan:   I understand the question was.   I understand how long it
                    takes to get step 2

Chairman Brennan:   I understand your question you want to delay step 1.  The
                    Board and we are saying we want to do it now. It is important that you do it now.

Audience Member:    There is the [unintelligible].

Chairman Brennan:   That is not the [unintelligible].  We could wait to next
                    year. We could wait two years from now. We've had experts, outside counsel, outside experts, we debated it we've been working on this for over a year. It is in the membership hands now. This is a good plan is it perfect I don't know that anything is perfect, but folks it is in your hands.

Audience Member:    John, with all due respect to Mr. Isen and others who was a member for 50 years there has been a pie check here at the Board of Trades since 1913 and you don't get that kind of longevity without being able to roll with the punches. Mr.
                    Filipowski who is an esteemed member of our Board of Directors has a number of times spoken of inflection points in the economy and how inflection points long held long term businesses disappear because they can't change. I think we are losing sight of without belittling any of these discussions clearly CBOT exercise right of significant clearly Jake might have some points and there are other points, but looking at the simplest issue. The Mercantile
                    Exchange is already making a transition.  The New York
                    Mercantile Exchange is already making a transition. I'm a broker here in the corn pit so this whole transition inflection point might not only take away my lessor privileges it might take away my day job. On the other hand if we don't make these changes I guarantee both of those will be gone and I think that the renaissance over getting through step 1 if you put this in its most simple perspective is its got to be done and its got to be done now. We don't have time for litigation, we don't have time for working with the CBOT timetable, and Jake if you could do it within 10 days step 1 and step 2 I think that would be great but I don't think anybody could guarantee that. I think that if you want to be in business two years from now that you have to do this now.

Audience Member:    As long as we're going way back (laughter).

Chairman Brennan:   Yes sir.

Audience Member:    Thank you Bill [unintelligible].  I'm under the impression from on of your past meetings that step 2 does not need a membership vote all it needs is a Board of Director's vote.

Mr.  Gromacki:      That was correct, but in the ballot you have
                    [unintelligible]

Audience Member:    Will it be guaranteed that we won't have [unintelligible]

Chairman Brennan:   It is guaranteed (I forgot the page and I marked it) its in the charter of the non-for-Profit Delaware so the vote is guaranteed you can't change it without a vote(?).

Mr.  Gromacki:      That is absolutely correct the charter of the Board of Trade after it moves to Delaware and this is in the ballot materials that have been sent to you it is both described and the charter itself is included in there. There is an article which says that the corporation is not-for-profit in order to change that you have to solicit a major member approval. So there is no way to back out of the second vote. It is going to be included in the charter which will govern the organization.

Audience Member:    Why did you go to 51% on the 2nd vote?  Why don't you put
                    that into the charter.

Audience Member:    It would take a 2/3 majority vote to do the second step.
                    That is because it will take away the power of the lessors I think isn't it?

Chairman Brennan:   No.

Audience Member:    Okay.

Chairman Brennan:   Majority rules it is the democratic way.

Chairman Brennan:   Danny.

Audience Member:    John you made reference to rule 5b in the CBOT articles
                    incorporation but you didn't really discuss it. I think that [unintelligible] as I look at what I have there is a hundred copies of it for those who are interested it plainly states that the CEO in their rules can not change the exercise unless 80% of the members agree and mathematically that won't happen.

Mr.  Stassen:       80% of the Board of Trade exerciser members and 80% of the
                    CBOT regular members. So it takes a class vote of 80% of each. It is in article 5b. Absolutely right. Now their position in their letters they've been sending out is that somehow the exercise right is extinguished it vaporizes it goes into the [unintelligible] I've [unintelligible] so they are not going to submit the matter to a vote.

Audience Member:    So that's with their position we need to address 5b with
                    them. (Inaudible discussion)

Mr.  Stassen:       That is what they are contending is [unintelligible].

Audience Member:    Okay.  Thank you.

Audience Member:    Yes sir, I'm Robert [unintelligible].  This is a question
                    for Garrett (nice to see you again by the way) (How are
                    you?)   Garrett perhaps the question would be answered if I
                    had a complete copy of the 1992 agreement, but just going off of what you have here. It says the CBOT agrees exerciser rights would survive Board of Trade restructuring if the Board of Trade mergers, consolidates, or is acquires another entity. Looking at steps 1 through whatever many steps does this qualify as a merger consolidation or acquisition? The reason why I ask the question is because if in fact you look at it the other way around and say that exerciser rights would survive only under these conditions:
                    mergers, acquisitions, or consolidations. I would like for you to address that question.

Chairman Brennan:   The short answer is yes that the mechanism of the
                    restructuring and the move to Delaware involves a merger.

Mr.  Gromacki:      Absolutely correct.

Audience Member:    So that provision does explicitly applied by its terms and there is no only in there either.  It is not if and only if.

Chairman Brennan:   Ryan.

Audience Member:    I've read this paragraph 2b about a 100 times now and I
                    continue to focus on the very specific text of all such parts and it appears to me I'm not a lawyer, but I try to think like one once in a while. These restructuring in themselves don't in any way distribute those parts to anything other than the existing membership until we sell a piece of that interest in some form of IPO and I would like
                    John's opinion as to what an IPO in general does to a existing shareholder's interest. The obvious is a dilution due to an increase number of shares, but is there more to it in that the three words all such parts are being modified by that IPO.

Audience Member:    Well an IPO is selling part of the ownership of the company.
                    It is not selling any part of the membership. Particularly in the case of the E-commerce company. The individual members won't get the benefit of the IPO except to the creation of a market for their own shares. The IPO itself is not dividing any part of anything other than the company as a whole.

Mr.  Johnson:       I understand what you are saying, but again all such parts


Audience Member:    Parts of the membership.  Membership shall not be split or divided in all such parts [unintelligible].


Audience Member:    All such parts that if we split or divide which is what we are basically talking about creating two classes of shares.
                    If the A shares or B shares have any portion of those are in any way separated that that would eliminate the exerciser right. So if the A shares and B shares were not extended in any type of IPO and a particular member happened to continue to own both that doesn't appear to jeopardize the exerciser privilege but at the point of the IPO in which a person is in effect via dilution selling a portion of their B shares, their EBOT shares. Aren't you then doing exactly what this paragraph says that you will not be allowed to do. That all such parts meaning all shares need to be accounted for to maintain the exercise right.

Mr.  Stassen:       Garrett you have covered that with the slide.

Mr.  Johnson:       What we had talked about is that the ownership interest (the language you quote) references trading rights and not ownership interest and that is the analysis we've been through and that I've tried to go through as we went through the slides. That is the distinction that was drawn in 1992 between the GLOBEX situation and the series situation that is the limited partnership interest in series is ownership that is not trading rights. In GLOBEX it was trading rights. They certainly didn't take the position that someone selling a or someone dealing with the ownership interest and the context to the series trading rights in 1992 or distributing those interest in 1992 extinguish the exerciser right.

Audience Member:    Well I think we agree that we're not selling the trading
                    rights, but this paragraph says that all such parts are deemed to be trading rights. Therefore, for the purposes of any other context in the agreement the B shares which don't represent trading rights in their functional state but do represent trading rights legally in terms of this agreement cannot be divested.

Mr.  Johnson:       We read the agreement differently.  We read the agreement to apply to trading rights and not to ownership.

Mr.  Johnson:       One thing to keep in mind is that today those of you who are
                    CBOT full members and have leased your seats and somebody is exercised that person has trading rights and privileges to the Board of Trade but that person doesn't have any of the rights to vote, to benefit from the appreciation of a Board of Trade membership or depreciation for that matter or to receive the income from the series partnership. Those
                    [unintelligible] of whatever the ownership or equity in voting rights are retained by the CBOT full member. CBOT has never required that those be held by the lessee who is over at CBOT as an exerciser. So there's always been an interpretation of this agreement in the practical application of it. This division between trading rights and privileges and disillusion rights, voting rights, appreciation of valuable membership and the rights for income from the series trading limited partnership CBOE has never required that those things be bundled together.

Audience Member:    I understand that.    In terms of putting something
                    constructive into the way I read this. Maybe a structural form in which the class A and class B shares don't participate in an IPO but that we would crate a third entity which would be an operating company. To operate the EBOT business which would lease certain technology from what we now label as the EBOT such that there would be no shares sold in what we presently have but simply shares sold in an operating company that the B class members could participate in as any of the public would but it is not the B class members are not directly given interest in that operating company.


Chairman Brennan:   Bill, Hi (laughter).

Audience Member:    My name is Bill Power, I"m on the lessor committee.  I think that people have to understand the CBOT's reason for doing this. They would loved to go public and do all the things that we are doing, but they don't know how many members they have. So they are going to be coming at us whether we do this restructuring or don't do this restructuring, because they wish to go public and have a finite number of members.
                    As it stands now under the 1992 agreement that we didn't portions that we didn't talk about if they went public tomorrow you could walk into the CBOT's membership department get a little time stamp and go through the process of exercising and getting whatever consideration they have without becoming a [unintelligible] member without doing any of these others things that memberships are required to do and they'd like to as one of the attorneys said not give away something for nothing so they are going to try and restrict this any way they can. The point being that if you're thought is oh if we don't do this they will leave us alone.
                    Don't believe it.

Mr.  Chairman:      Mark.

Audience Member:    I'm a full member who leases his seat out to CBOE also.
                    What I'm surprised at is that there is 900 CBOE members and there is 700 lessors that lease their seats out to the CBOE.
                    If anybody here in their right mind thinks that they're actually going to pull 700 members out of that pit out of that CBOT at this point in time when they are in fact fighting for their live against the other three exchanges i.e. The American Exchange, The Pacific, and I forgot the other one is. The competition there has never been more fierce that it is now. It would be like going into the 10 year pit where I tried right now and pulling out like 50, 60, 70% of the traders there and actually thinking that you are going to execute orders that the customers are going to get their orders executed. There is not one chance in hell that they'll pull 700 guys out at this incredibly crucial point in time. People do bluff and this is in fact one of those times there is no way they will pull those guys off the floor. How would they possibly fill the pits up? I don't know how many pits there are there, but the fact is I'm sure there would be some very very important pits there that we would have to close down they would lose their share of the market to the other exchanges and there is no way they would do that now.

(Applause)

Mr.  Chairman:      Art.

Audience Member:    I'm an associate member and I lease my seat out.  I trade in the Dow pit now. I would say it is possible maybe their not going to pull 700 people off their floor, but they are afraid that there will be 700 more people coming to that floor also at some point possibly. I'm referring to that if our exchange which is 80% of our exchange I know a lot of members here haven't been on the floor for a while, but 80% of our exchange is done over in the financial side. Well if all that business is migrated electronically its going to be very hard for Open [unintelligible] to support our floor.
                    Just with the grains the 20% that's done agricultural and its possible that is what they are also afraid of that there will be a flood of seeds onto the CBOT floor and that will cause another problem for them. I'm wondering if you know or you suspect or there are some assumptions what percentage of our business will be going electronic and once it does go electronic how are we the people that still trade on the floor here everyday going to support Open [unintelligible].
                    So If there are assumptions, I thought at some point we would be hearing these assumptions of volume and how this is going to migrate electronically and how are we going to manage that?

Chairman Brennan:   I think there is a short answer and the long answer.  There is a thousand different opinions on whether its going electronic, when its going electronic, if it is going electronic. I think this restructuring plan as proposed gives them both a good chance. I think the way it is under one roof today I think Open [unintelligible] these floors are at a serious disadvantage. They do 95% of business today and they take all that money and fund the electronic side because that is what is expensive.

Audience Member:    Could you say that again.

Chairman Brennan:   I'm saying 95% of our business is done on these two floors
                    5% is done electronically and all that money that the exchange generates not all of it most of it goes to fund the electronic side. So you have to split them. Open
                    [unintelligible] as a better chance on its own that it does under one roof trying to serve two masters and trying to support two different trading platforms which is what they are very different trading platforms. Same product different platforms.

Chairman Brennan:   Ron you had your hand up.

Audience Member:    I think to understand why it is necessary that the Board or
                    Trade merge with a Delaware not-for-profit corporation rather than an ordinary for profit corporation initially?

Chairman Brennan:   I turn to Joe.

Mr.  Gromacki:      The Illinois law says that you can merge with a Delaware
                    corporation so long as the surviving corporation is a not-for-profit corporation. So that is why this initial step is being taken and also the for profit conversion if you will of the Board of Trade will involve the issuance the public offering of securities to the members that is a transaction like the CME transaction that will need to registered with the SEC. So there is a number of reasons why it is being structured in this matter.

Audience Member:    Thank you for the clear answer.  Now David, I have one more question. Is it possible in order to expedite this matter that the ballot the first step ballot have as a condition to it that the second step will not be pursued until there is a resolution of this problem the exercise problem.

Chairman Brennan:   I wouldn't ask this membership to vote on something like
                    that looming out there. I think Lee Stern said it there wouldn't be five votes for it. I think you have to go do the first step give the process time as I said the bankers are meeting with the CBOT bankers the professionals are meeting and let that work it's way out. There are issues between two membership organizations they don't get done overnight. I'm here to protect the Board of Trade interest. I'm sure Mr. Brodsky is there to protect his members interest and hopefully we can find a resolution.

                    Yes sir.

Audience Member:    Is it possible with a 1,200 members of the Board of Trade
                    all exercise that the CBOT and then tried to do something over there politically?

Chairman Brennan:    What was the first part?  Is it possible?


Audience Member:    Is it possible?  I mean there is 900 members there and its
                    1200 members here.

Chairman Brennan:   I've been exercised at the CBOT since 1984 I've never
                    execute a trade over there.

Audience Member:    I mean has that been looked into?  That we take over the
                    CBOT if they won't make a deal with us.

Chairman Brennan:   Not by me. (Laughter)

Chairman Brennan:   I've passed the test twice.  (Laughter) You can pass the
                    test.

                    Broker dealer test it comes right down to that there are some fees on that bloody test to take and it discourages a lot of people. In fact it seems to have discouraged about 702 at this point.

                    I've passed it in `94 and I don't want to give it up. I'm paying the dues (laughter).

                    Norman.

Audience Member:    Paul McGuire has always wanted to do that by the way that's how long that ideal has been around. John, isn't it true on the `92 agreement that if the CBOT makes any drastic changes that the Board of Trade member automatically gets a vote without having to exercise?

Audience Member:    If they do any recapitalization or if they go public or
                    whatever (inaudible).

Mr.  Stassen:       Well if they do a recapitalization or go public the Board of
                    Trade members have an opportunity to exercise in the expedited manner that was laid out.

Audience Member:    Without having to take the test or anything.

Mr.  Stassen:       Well I don't

Audience Member:    It is in that agreement.

Mr.  Stassen:       I don't have that agreement in front of me so I can't answer that question categorically. It is suppose to be expedited, but they seem to think of all kinds of problems as they go along so I can't give you an categorically answer on that.
                    That they would not assert some kind of stumbling block to it.

Audience Member:    Thank you.

Mr.  Stassen:       They won't make anything easy for us as someone had said
                    earlier, but we have a `92 agreement provision that is very specific about allowing our people to go over there on expedited basis to participate in any demutualization.

Chairman Brennan:   Yes Mam.  Thanks David.  Just two quick questions.  First
                    could the lawyers explain the difference between A class
                    shares and B class shares I'm a little confused on that.
                    Secondly, even when I get my quote unquote stock a guess
                    from the Board of Trade if I choose to sell all of my stock
                    are I not still a member of the exchange?   I think you may
                    have already spoken about that but is that right?


Chairman Brennan:   Joe.

Mr.  Gromacki:      The overall restructuring plan involves converting the Board of Trade into a stock corporation that would have two
                    classes of stock.  One would be a class of stock the class A shares that would represent just equity pure equity.  It
                    wouldn't give you any right to trade at the Board of Trade.
                    The second class the class B shares will be similar in many respects to the class A shares except that they will have
                    associated with them trading rights and privileges so that just as there is today a full membership there would be a
                    class of a series of the class B stock that would have
                    associated with it all of the trading rights and privileges
                    currently associated with a full membership.    To answer
                    your second
                    question after the conversion of the Board of Trade into a stock corporation as a corporate legal matter it would no longer be correct to say that you were a member. You would be a stock holder in that corporation. In a sense you would continue to be a member by virtue of this special class of shares the class B shares that you would hold because they would have associated with it the privileges and trading rights currently associated with a membership. But as a purely corporate legally matter you would be a stock holder its probably easiest to think of your interest in the fore profits CBOT as being that of a member stock holder because you would continue to have these trading rights and privileges.

Mr.  Stassen:       The word member will still exist.  Membership will still be described. You will be very much in sense of the membership you would be very much like members of the [unintelligible] now. They are members because they have trading rights and privileges but they have in the case of [unintelligible] no ownership whatsoever. The Board of Trade is the sole owner of the [unintelligible]. The membership term will continue and everybody going down to the pits will still be called members and wear their badges. Life won't change.

Audience Member:    Okay.  So I'll still be able then to lease out my seat is
                    what you are saying.

Mr.  Stassen:       That is right there is not anticipation to change any of the rules about allowing people to lease their trading rights and privileges.

Audience Member:    Is that through the Class B shares is that what you are
                    saying?


Mr.  Stassen:       That is right.

Audience Member:    Okay.  Thank You.

Chairman Brennan:   Yes sir.

Audience Member:    My name is Steve [unintelligible] I'm an associate member
                    and I like to touch on a couple of points here. One that the gentle said over there. No they wouldn't probably want to get rid of 700 market makers over there, but they probably have a solution to cover that right away and don't think I'm giving them any secrets. They could easily issue emergency permits to cover all the members or issue new permits for other people to come in and make markets for them. I don't think that they're exactly cutting their throats.

Mr.  Stassen:       They don't have authority.

Audience Member:    Right I know that, but still if they want to go to war they still have other solutions. I'm not espousing that they are going to be in the best position. Another point that was touched on and I just like to ask Mr. [unintelligible] a question. Is there some rule my understanding is vague. Is there some ruling agreement that allows for their maintaining the value of their membership because they are worried about the dilution of the value membership by too many exerciser's coming over. Is there or is there not something in the rule there?

Mr.  Stassen:       Is there something in who's rule?

Audience Member:    In the agreement? That is?

Mr.  Stassen:       In the `92 agreement?

Audience Member:    Correct sir.

Mr.  Stassen:       About limiting?

Audience Member:    Trying to protect the value of their membership.

Mr.  Stassen:       The 1992 agreement makes it very clear that the 1,402 Board of Trade full members have a perpetual right to exercise.
                    The only limit in the agreement is 1402. We can't go out and create another 100 full memberships and have those memberships have exercise rights, but the existing 1402 full membership are in the agreement are enshrined as having the exercise right.

Audience Member:    Okay.  We have the exercise right I understand that.  If all
                    1400 as we exist today decide to exercise is there any leg for them to stand on to deny the members rights because of the dilution of their membership?

Mr.  Stassen:       Not under article fifth B or the 1992 agreement.

Audience Member:    Alright.

Audience Member:    So then to what the other gentlemen said if their worried
                    about all of us exercising as we become an EBOT and flooding their markets it seems to me whether or not we create the new organization or not if we continue to exist as we are today eventually as Mr. [unintelligible] said they way I see it the markets are eventually [unintelligible] away from us.
                    I can see that a lot of other full members are going to exercise at some point to capture the lease coming in. So what is their motivation to blocking us now since there is no rule or there is no stipulation or anything that protects them from us coming over because they are worried about the value of their seat.
                    What is their driving motive?

Chairman Brennan:   I can't speak to their motive.  I don't know.  I can only
                    speculate that there is 1402 exercise rights in `92 I think there were 300 of our seats over there or three hundred and change.  Today there is around 600 on the floor (inaudible).
                    I think people are starting to wander out but I'm happy to
                    stay and answer some questions.   I want to thank those of
                    you who are walking out I heard you [unintelligible] vote in favor of this with all speed.

Chairman Brennan:   Mr. Forester.  I don't think you have to exercise and take the test to have a political influence over there. I think all you need to do when you lease your seat is to get the proxy vote back and now you're a voter at the CBOT unless
                    I'm missing something. I think that would be a very effective way to have an impact on this. I've leased my seat and I have the voting rights.

Audience Member:    You have the voting.

Audience Member:    They call it a proxy over there so it is a little different deal, but we can do that we don't have to exercise and take the test and do all that. All we need is somebody to organize that if we need to. So it is not as complicated as you think to have a political influences at the CBOT.

Audience Member:    That is what we are going to have here a proxy.  I do
                    understand there is a number of lessors that have retained the right to vote at the CBOT while they have leased their seat at the [unintelligible].

Audience Member:    That is correct.  And that might be something that we need to look at a little more.

Audience Member:    I've heard that.

Audience Member:    That might be some leverage.

Chairman Brennan:    John.

Audience Member:    I like to answer this gentlemen questions.  I don't know but my analysis is if they can negotiate someway to keep 1402 of us from potentially going over there. They will do it one.
                    Two they wanted to mutualize and they are waiting to see what we do. If they cut up their shares among 930 guys that is better than cutting it up amongst 2332 guys. They are talking their position they are long beans and they are bullish (laughter).

Audience Member:    That never works either.  (Laughter)


Chairman Brennan:   Nick.

Audience Member:    I'm wondering what sort of budgets have been worked out for
                    Open [unintelligible] in years to come. As we know from the restructuring plan there are a variety of higher expenses that are forecast in future years. For example marketing, this that or the other thing. How does and as you know we are in a cash crunch as is. So what do you foresee for future years.

Chairman Brennan:   As far as the budget for Open [unintelligible]

Audience Member:    Yes.  Dues have been talked about is that on the schedule
                    and if so how much? An actually $300 a month doesn't sound like very much but if you have a budget I'm interested to know what do you think is an appropriate amount.

Chairman Brennan:   I think the Board in June is going to consider dues and
                    transaction fee increases.

Audience Member:    This brings up a point that I've been advocating with a few like-minded members namely that we should continue are ownership of market data as you know under the restructuring plan we keep all quotation revenue for the 1st 18 months but after that it is split. My thought is that given the demands that will be placed on Open [unintelligible] for market and for this that and the other thing and given the importance of quotations revenues now in our budget that it would be advisable to keep our ownership of market data rather than giving it away to EBOT.

Audience Member:    Well that is sort of a philosophical thing.  This is
                    [unintelligible]

Audience Member:    Before you.  I wanted to also endorse what you said at the last meeting that the market data function could be a sleeping giant in terms of the possible profit potential from it.

Chairman Brennan:   I think it could be, but I think that the corporation that generates that data is probably entitled to it. I don't view it as giving it away. We are not giving it away after 18 months we anticipate that it will be shared and be shared on a volume basis. So that entity which is generating that data owns the data.

Audience Member:    Well my point of view is that we own it now.  We do need the money. And if we could retain it I think it would help us out in a lot of ways.

Chairman Brennan:   There is no question it would be better to have more money.
                    (Laughter)

Audience Member:    The quote is not just based on volume.  I mean I could pay
                    18 for it and trade one lot and the electronically it could trade 10,000 contracts at 18 but I still paid for that quote. I still put it up there. So I don't see why that is being done. Once we do make this first vote and once the bar is lowered to 50% we will never be able to retain that I believe.

Chairman Brennan:   Retain?


Audience Member:    The Open [unintelligible] revenue from our quotes.

Chairman Brennan:   Well you don't know that though.

Audience Member:    Well I do know that if that revenue is coming from that room and that room is going to electronic or even 50% of that room goes electronic that is going to mean a significant lost of income to Open [unintelligible] and I'm talking about from not just from quote fees but from exchange fees.

Chairman Brennan:   You know what.  That is the brutal truth.  If this market
                    place goes electronic you are right okay but do you want to lose it to your platform or someone else's. I understand that the Open [unintelligible] losses its business to the electronic side that it won't be able to generate the revenue that is true.

Audience Member:    That is why the Open [unintelligible] needs to retain some sort of either built in MFN or some sort of actual royalty fee or franchise fee.

Chairman Brennan:   But remember the membership is going to own both of these
                    companies. If you saddle one company with the baggage of another that can't make it on its own.

Audience Member:    I agree these guys in the [unintelligible]  pit and a lot of these members here will be gaining on one side and maybe losing on the other side. But I trade in the Dow and I can tell you David that the only reason that [unintelligible] has any

Chairman Brennan:   I'm agreeing with you if you say the [unintelligible] can't survive without the pit is what you are saying right?

Audience Member:    That's right.

Chairman Brennan:   How are they going to lose to the electronic?

Audience Member:    They are going to trade electronically a million Dow
                    contracts and we're going to trade if we are lucky

Chairman Brennan:   So you are saying that the Dow will survive on the
                    electronic side but the open outcry can't.

Audience Member:    Yes.

Chairman Brennan:   I don't know why?

Audience Member:    No the Dow will survive on the electronic side we will
                    create it with a floor presence but the floor will not be generating that kind of income to allow us to one day have IBM futures, one day have Cisco futures, we won't have the money to have a floor presence because they will be trading a million electronically and only 10,000 on the floor. But the floor needs to be there. That's my little AM opinion.

                    (Laughter).

Chairman Brennan:   Gary.

Audience Member:    I can't believe how complacent this lessors group has been about the issue of MFN, that is Most Favored Nation status, or Member Preference Fees in this demutualization plan. As you know lets call MFN the member preference acronym. MFN is only going to extend for 3 years or at the current plan on EBOT. Then it is going to disappear. Well you guys have to realize that right now you own a high yield bond you're full members are collecting somewhere between 6 and 11,000 thousand dollars a month for the last 18 months that is a high yield bond that you own. If this demutualization goes through and this exchange goes entirely electronic -- which is highly likely, highly likely -- you are going to have a high bate of stock that some people think will be worth a lot of money. I happen to think its not going to be worth a lot of money, but you are going to replace that high yielding bond with a much lower yielding bond because all these full seats are going to over to the CBOT and depress lease prices. In fact the CBOT is talking about having an electronic system where a membership is not important. And your yield is going to go from 10,000 a month down to zero.
                    Now if we had most favor nation status in perpetuity and we went electronic, like I think we will. We'd still have some yield in that class B trading share that was discussed and there would still be some income. If there was a very high volume on EBOT, it's possible that your lease income -- in a four million contracted day, all electronic world -- would be higher than it is today. I don't happen to believe that the member preferences or this MFN is going to hurt EBOT's stock. I think it is going to help it. If the member preference hurts EBOT"s stock, it is not going to hurt it by much. I am just incredulous that faced with this, this group is willingly giving up a monthly income and accepting a high bate of stock and is just not even giving a blink to it here. All you people got to ask yourselves, how many of you own half a million dollars worth of a high beta, E-commerce stock.. How many of you own that much? I bet not very many. How many would be comfortable owning that? Not very many. How many would be comfortable owning a half of million dollars of an E-commerce stock when you have a chance of also owning a high-yield bond? I think you'd all vote for the high-yield bond and the high beta stock rather than just the high beta stock.

Chairman Brennan:   Is there a question in there, Gary?

Audience Member:    I thought it was questions and comments.  I have a comment.
                    The rest of the comment...

Chairman Brennan:   It's 5:40.

Audience Member:    Okay, I'll hurry it along.  You talked about the CME having
                    98% approval.  The CME has member preference in perpetuity.
                    The CME has 6 seats out of 19 on the board that are represented by the Class B trading rights shares. The CME has a CEO that gets paid on the appreciation of Class B trading rights stock and the Class A stock. All these measures help to reserve the value of the lease value in an all electronic world at the Merc. I don't think there is any secret that that's the reason that that vote passed by 98% and this vote is going to have a very difficult chance in passing.

Chairman Brennan:   Let me say something about the CME.  I don't want to
                    compare our plan to theirs that much. Our plan is very different than the CME's. They are staying one company.
                    They have percentage thresholds where they automatically close pits and there are those that believe, and I think they might not be far off, where you could see a day where these electronic-side trade substantially higher volumes percentage wise than the pits. And these pits could enjoy higher volume than they do today. But under the CME's plan, they will automatically close them. It's a different plan.

Audience Member:    Okay.  It's a different plan, but it definitely has a
                    provision for the lessors to earn a lease, even in an all electronic world.

Chairman Brennan:   As long as those pits are open.

Audience Member:    No, no.  Even if the pits over there close, there is still a member preference which means there will still be a lease value for their Class B share. In conclusion, I want to say if there was MFN in perpetuity, I could vote for this demutualization. Without it, I can't vote for it. And I think that all you lessors have got to ask yourself the question -- if you comfortable making this change in the asset class that you are holding. It is a tremendous change. If you don't want to make that change, then I think you got to vote "no" when the bar is set at three-quarters in the first vote. Don't wait until the bar is set at a half. If you are comfortable having that tremendous change in the asset class that you hold, then fine. If your uncomfortable with that change in asset class, vote "no."
                    Thank you.

Audience Member:    I don't think that a lot of lessors are looking at it the
                    same way that you are, Gary. It is true, and you forgot the key word, it's a high yield junk bond that we own. You just said "high yield bond," it's kind of junk. And I think everybody in this room understands that and lives with that risk. And it is true that they would switch asset to a high beta stock. It is also true that they could purchase a no cost collar for that stock, which is really no problem to do, they are issued all the time. But I think that what the lessors are looking at, when you look at a bond, and we are bondholders, you look at what the underline is, and the thing that you are most afraid of is bankruptcy. And that's what I'm most afraid of. That's what's driving me. So, if I have to skip through the raindrops to go from one stone to another, from a high-yield junk bond to a very risky stock, I'm willing to make that. Because the alternative, I don't believe is what you think it is, where we can sit and do an MFN. If you run the dollars on that MFN, which I have, it doesn't capitalize at the same rate. It's really pennies to a lessor. But if you wind up with -- you can't stop the clock. In other words, the choice isn't, oh, well do the MFN and then our yield is going to stay up and we're still going to have this instrument. It is that you won't be able to do the instrument at all. We really have no choice. Now again, as I spoke with you before the meeting, we disagree.
                    I've been in sales. I used to sell computers. All lot of them. One hundred million a year. And when you sell something to somebody, there is either interest, or there is no interest. You can't take out an ugly car and say, "do you want to buy this car, it's at a discount," they just don't want to buy the car. They either want to buy it and have interest and they'll pay the price or they won't buy it. And your view is, you can sell them what the experienced underwriter is telling you is essentially an defective product. And what these guys have done, is they've sat in a room and they've said, okay, you have a good point. MFN and these and guys want it forever, the underwriters say nothing. We'll do it like an out trade for three years. What were you doing three years ago? What did the world like three years ago? What is it going to be three years from now? Nobody knows. Three years is an absolute eternity. In addition, I'd like to tell me one exchange that's raised their rates in the last couple of years. Secondly,

                    I'd like you to tell me a business where the stock is held closely by the key customers and they've jammed with a rate increase. That's the way I look at it.

Audience Member:    Would you repeat that last sentence thing please.

Audience Member:    Where you have a business, True Value Hardware perhaps, I
                    don't know.    Where the shareholders are your key customers
                    and your key providers and the corporation has increased the rates to them. It just doesn't happen.

Audience Member:    Okay, first of all the exchange that raised rates was the
                    Board of Trade, on Project A, raising the rates that individual sole proprietor members paid. Our rates went up and the rates for clearing firm proprietary accounts went down. So, hey, my rates went up on Project A within...the
                    Board of Trade is the exchange.

Audience Member:    And what happened?

Audience Member:    I guess my other comment is that you make a lot of good
                    points there, but the fact of the matter is that the Merc has a member preference, not most favorite nation... member preference and perpetuity, and since their plan has come out, the value of their seats have almost doubled. Last trade in the Merc seat is 785 thousand, and I think that shows... page 35 of the Merc restructuring says Member preferences it goes in perpetuity. So the fact that their seats are doing so much better than ours... I think shows that the market will accept it.

Chairman Brennan:   I appreciate everybody coming.  Thanks for coming.  I do
                    urge you to vote in favor of this. This is big change, but the markets are moving fast, there's a lot of change happening out there, I don't think anybody is blind to it.
                    It's the right thing to do.  Again, thank you for coming.

                    (Applause)
Audience Member:    Yes, thank you Veda, and the lessor's committee for hosting this, I think it's the first.


                                     [END]


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